EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

August 22, 2006

TSX Venture Exchange:       EMR

OTC Bulletin Board:

 EGMCF

U.S. 20-F Registration:         000-51411

Frankfurt Stock Exchange:   EML

EMGOLD ANNOUNCES 7.5 MILLION UNIT NON-BROKERED FINANCING

Emgold Mining Corporation (EMR-TSX-V) (“Emgold”) is pleased to announce that it will carry out a non-brokered private placement of up to 7,500,000 units (the “Units) at a price of CAD $0.60 per Unit for aggregate gross proceeds of up to CAD $4,500,000 (the “Offering”).  Each Unit will be comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of 24 months from closing, at an exercise price of CAD $1.00 per share.

The Offering is subject to certain conditions including, but not limited to, final documentation and receipt of all necessary approvals to the transaction.  Finders’ fees of up to 6% of the proceeds of the Offering may be payable.  All shares, warrants and any shares issued upon exercise of the warrants with respect to the Offering are subject to a hold period and may not be traded for four months plus one day from the date of issuance.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release is not an offer of securities for sale in the United States or Canada.   These securities may not be offered or sold in the United States or Canada absent registration or qualification or an exemption from registration or qualification.  Any public offering of securities to be made in the United States and Canada will be made by means of a prospectus that may be obtained from Emgold and that will contain detailed information about Emgold and management, as well as financial statements.

Proceeds from the Offering will be used to fund further exploration, permitting and development of the Company’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process, exploration of Emgold’s properties in British Columbia and for general working capital.  Expenses for the Idaho-Maryland project include the activities associated with the applications for a Mine Use Permit, on-going geologic investigations and exploration, mine planning and design, property acquisitions and public outreach activities.  The further development of the Ceramext™ process includes research and development, operation of the pilot plant, design and construction of a demonstration plant, marketing studies, feasibility and protection of intellectual property.  Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project in California and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On Behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact: Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free 1-888-267-1400

Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.